# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sensei Biotherapeutics, Inc., CIK 0001829802
CUSIP: 81728A207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1405 Research Boulevard, Suite 125, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001273087

## Reporting persons
- ICS Opportunities II LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 127,917; sole dispositive power 0; shared dispositive power 127,917; aggregate amount beneficially owned 127,917 (9.5% of the class)
- Millennium Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 128,761; sole dispositive power 0; shared dispositive power 128,761; aggregate amount beneficially owned 128,761 (9.6% of the class)
- Millennium Group Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 128,761; sole dispositive power 0; shared dispositive power 128,761; aggregate amount beneficially owned 128,761 (9.6% of the class)
- Israel A. Englander: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 128,761; sole dispositive power 0; shared dispositive power 128,761; aggregate amount beneficially owned 128,761 (9.6% of the class)

## Item 1. Issuer
Name of issuer: Sensei Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1405 Research Boulevard, Suite 125, Rockville, Maryland 20850

## Item 2. Person Filing
Name of person filing:
ICS Opportunities II LLC

Millennium Management LLC

Millennium Group Management LLC

Israel A. Englander
Address of principal business office or, if none, residence:
ICS Opportunities II LLC
c/o Millennium Management LLC
399 Park Avenue
New York, New York 10022

Millennium Management LLC
399 Park Avenue
New York, New York 10022

Millennium Group Management LLC
399 Park Avenue
New York, New York 10022

Israel A. Englander
c/o Millennium Management LLC
399 Park Avenue
New York, New York 10022
Citizenship:
ICS Opportunities II LLC - Cayman Islands

Millennium Management LLC - Delaware

Millennium Group Management LLC - Delaware

Israel A. Englander - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on each cover page.

As of the close of business on February 24, 2026, the reporting persons beneficially owned an aggregate of 84,541 shares of common stock, par value $0.0001 per share ("Common Stock") or 6.7% of the Common Stock outstanding. After acquiring beneficial ownership of more than 10% of the outstanding Common Stock on March 26, 2026, the reporting persons beneficially owned 127,095 shares of Common Stock or 10.1% of the Common Stock outstanding. As of the close of business on May 14, 2026, the reporting persons beneficially owned an aggregate of 128,761 shares of Common Stock or 9.6% of the Common Stock outstanding. The information reported on each cover page is as of the close of business on May 14, 2026.

Calculations herein prior to May 14, 2026 are based on 1,261,290 shares of Common Stock outstanding as November 10, 2025, as reported by Sensei Biotherapeutics, Inc. (the "Company") on its 10-Q filed on November 14, 2025. Calculations as of May 14, 2026 are based on 1,341,140 shares of Common Stock outstanding as of April 13, 2026, as reported by the Company in the proxy statement filed on April 27, 2026.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on each cover page.

The securities disclosed herein as potentially beneficially owned by Millennium Management LLC, Millennium Group Management LLC and Mr. Englander are held by entities subject to voting control and investment discretion by Millennium Management LLC and/or other investment managers that may be controlled by Millennium Group Management LLC (the managing member of Millennium Management LLC) and Mr. Englander (the sole voting trustee of the managing member of Millennium Group Management LLC). The foregoing should not be construed in and of itself as an admission by Millennium Management LLC, Millennium Group Management LLC or Mr. Englander as to beneficial ownership of the securities held by such entities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of May 14, 2026, by and among ICS Opportunities II LLC, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

## Signatures
- ICS Opportunities II LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (05/14/2026)
- Millennium Management LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (05/14/2026)
- Millennium Group Management LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (05/14/2026)
- Israel A. Englander: /s/ Israel A. Englander, Israel A. Englander (05/14/2026)
Comment: ** ICS OPPORTUNITIES II LLC
By: Millennium Management LLC, its Investment Manager